SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S SECOND QUARTER OF 2013

FINANCIAL AND OPERATING REPORT

Mexico City, July 25, 2013 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the second quarter of 2013.

  América Móvil had 328.8 million accesses at the end of June. This figure includes 262.0 million wireless subscribers, 30.7 million landlines, 18.2 million broadband accesses and 17.8 million PayTV units. Our fixed-line RGUs increased 9.1% year-over-year and our wireless subscriber base was up 4.1%.

  Consolidated revenues were up 1.6% from the year-earlier quarter to 194.8 billion pesos. In constant peso terms, service revenue growth shot up to 7.8% year-on-year and total revenues were up 10.0%, both improving substantially relative to the annual growth recorded in the first quarter.

  The acceleration of service revenue growth was particularly strong in Mexico and in the South American block and was mostly driven by the voice segment, with mobile voice revenues recovering sharply from the downturn observed the prior two quarters.  Mexico, Brazil, Chile, Ecuador and Colombia posted significantly better growth figures than they had the prior quarter.

  Second quarter EBITDA, 65.0 billion pesos, was slightly lower than that of the year-earlier quarter in peso terms; yet, at constant exchange rates it was up 5.0%, a 7.4 percentage-point swing from the prior quarter. Operating profits rose 7.3% at constant exchange rates.

  After a comprehensive financing cost of 20.8 billion pesos that was 13% higher than that of the year-earlier quarter, net income for the quarter was 14.2 billion pesos, 7.9% higher than that of a year before. It was equivalent to 19 peso cents per share or 31 dollar cents per ADR. Net income per share was up 12.2% from the year-earlier quarter whereas earnings per ADR rose 21.7%.

  Our net debt ended June at 426.9 billion pesos. It was up 54.7 billion in the first six months of the year contributing to the financing of capital expenditures in the amount of 49.1 billion pesos, share buybacks of 46.2 billion pesos and the acquisition of ownership interests in various companies totaling 16.7 billion pesos.

  We continue to roll-out 4G-LTE networks in the Americas. We are offering the new services in Mexico (11 cities), Brazil (18 cities), Chile and Puerto Rico. We recently acquired spectrum in Colombia, and we will continue to expand our 4G-LTE infrastructure in the rest of our region of operations.

América Móvil Fundamentals (IFRS)

	1Q13	1Q12	Var. %
EPS (Mex$)(1)	0.19	0.17	12.2%
Earning per ADR (US$)(2)	0.31	0.25	21.7%
Net Income (millions of Mex$)	14,193	13,157	7.9%
Average Shares Outstanding as of Dec 31st (billion) (3)	73.44	76.35	-3.8%
Average ADRs Outstanding as of Dec 31st (millions) (4)	601	848	-29.2%
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011 (4) As per Bank of NY Mellon

Relevant Events

On April 30th, we announced the acquisition of CMI, the media and advertisement business unit of Corporación Interamericana de Entretenimiento, S.A.B. de C.V. (CIE).

On May 20th, Tracfone entered into an agreement to acquire Start Wireless Group, Inc., a mobile virtual network operator in the United States that provides services to approximately 1.4 million customers and offers, among others, prepaid plans for voice, messaging and data.

On June 26th, a spectrum auction was held in Colombia and Claro was granted the use of 30 Mhz of spectrum in the 2.5MHz band. The amount paid for the spectrum was 120 billion Colombian pesos.

On July 8th, we announced the acquisition of a 10.8% interest in Shazam Entertainment Limited and entered into a strategic alliance for a business development in the Americas. Shazam is the world’s leading media engagement company with 350 million users in 200 countries, growing another 2 million new users each week.

On July 15th, we issued bonds in the amount of 750 million euros and 300 million pounds sterling. The former had a 10-year maturity and carried a 3.259% coupon whereas the latter had a 20-year maturity and a 4.948% coupon.

América Móvil’s Subsidiaries as of June 2013

Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	97.6%	Global Consolidation Method
	Sección Amarilla (1)	other	100.0%	Global Consolidation Method
	Telvista	other	89.0% (2)	Global Consolidation Method
Argentina	Claro	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	99.6%	Global Consolidation Method
Brazil	Claro	wireless	100.0%	Global Consolidation Method
	Embratel(1)	wireline	95.5%	Global Consolidation Method
	Net	Cable	88.1%	Global Consolidation Method
Chile	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
Colombia	Claro	wireless	99.4%	Global Consolidation Method
	Telmex	wireline	99.3%	Global Consolidation Method
Costa Rica	Claro	wireless	100.0%	Global Consolidation Method
Dominicana	Claro	wireless/wireline	100.0%	Global Consolidation Method
Ecuador	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
El Salvador	Claro	wireless/wireline	95.8%	Global Consolidation Method
Guatemala	Claro	wireless/wireline	99.3%	Global Consolidation Method
Honduras	Claro	wireless/wireline	100.0%	Global Consolidation Method
Nicaragua	Claro	wireless/wireline	99.6%	Global Consolidation Method
Panama	Claro	wireless	100.0%	Global Consolidation Method
Paraguay	Claro	wireless	100.0%	Global Consolidation Method
Peru	Claro	wireless	100.0%	Global Consolidation Method
Puerto Rico	Claro	wireless/wireline	100.0%	Global Consolidation Method
Uruguay	Claro	wireless/ wireline	100.0%	Global Consolidation Method
USA	Tracfone	wireless	98.2%	Global Consolidation Method
The Netherlands	KPN	wireless/wireline	29.8%	Equity Method
Austria	Telekom Austria	wireless/wireline	23.7%	Equity Method
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.65%
(2) AMX owns directly 45% and 45% through its subsidiary Telmex

Total Accesses

At the end of June, we had 328.8 million accesses, 5.0% more than a year before. This figure comprises 262.0 million wireless subscribers, 30.7 million landlines, 18.2 million broadband accesses and 17.8 million PayTV units. PayTV accesses increased 18.2% on an annual basis followed by broadband accesses that rose 13.2%.

Wireless Subscribers

As of June, we had 262 million wireless subscribers, 4.1% more than a year before, after net disconnections of 867 thousand clients in the quarter. In Peru and Ecuador, we had one-off disconnections of 1.9 million and 307 thousand, respectively, as a result of the implementation of more strict churn policies. In the US and in Chile, we subtracted 192 thousand and 100 thousand subscribers respectively.

At 40.7 million subs, our postpaid base was up 12.2% year on year after adding 938 thousand new clients in the period, 47.4% more than a year before. Brazil brought 291 thousand new subs, Peru 207 thousand and Mexico 176 thousand. Colombia, Ecuador and the Central America-Caribbean block, around 70 thousand each.

At the end of the quarter, we had 72 million subscribers in Mexico, 66.5 million in Brazil, 27.8 million in Colombia and 23 million in the US. The combined operations of Central America and the Caribbean had over 22 million clients and have shown the fastest growth rate, 12.3%.

Wireless Subscribers as of June 2013
Thousands
	Total(1)
Country	Jun´13	Mar'13	Var.%	Jun´12	Var.%
Mexico	71,965	71,220	1.0%	68,120	5.6%
Brazil	66,472	66,308	0.2%	62,966	5.6%
Chile	6,275	6,375	-1.6%	5,734	9.4%
Argentina, Paraguay & Uruguay	21,529	21,392	0.6%	21,355	0.8%
Colombia	27,805	27,661	0.5%	29,375	-5.3%
Ecuador	11,700	12,007	-2.6%	11,293	3.6%
Peru	11,212	13,137	-14.7%	12,018	-6.7%
Central America & The Caribbean	22,046	21,581	2.2%	19,631	12.3%
USA	23,038	23,230	-0.8%	21,337	8.0%
Total Wireless Lines	262,043	262,910	-0.3%	251,829	4.1%

(1)Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. *Central America includes Panama and Costa Rica in every table.

Fixed Revenue Generating Units

At the end of June, we had 66.8 million revenue generating units, 9.1% more than a year before. We added 1.6 million new fixed-line accesses in the quarter, 44% of which were PayTV RGUs. Bundles remained popular as 60% of the net additions were triple-play packages, 31% were double play and only 9% were single access clients. Nearly 70% of the new RGUs came from Brazil, our largest fixed-operation with 30.8 million RGUs.

Fixed-Line and Other Accesses (RGUs) as of June 2013
Thousands
	Total*
Country	Jun´13	Mar'13	Var.%	Jun´12	Var.%
Mexico	22,381	22,298	0.4%	22,732	-1.5%
Brazil	30,757	29,680	3.6%	26,287	17.0%
Colombia	4,497	4,333	3.8%	3,891	15.6%
Ecuador	277	261	5.8%	204	35.4%
Peru	931	894	4.2%	785	18.6%
Argentina, Uruguay & Paraguay	486	452	7.5%	369	31.6%
Chile	1,155	1,120	3.1%	1,042	10.8%
Central America & Caribbean	6,315	6,210	1.7%	5,918	6.7%
Tolal RGUs	66,799	65,248	2.4%	61,229	9.1%
*Fixed Line, Broadband and Television (Cable & DTH)

América Móvil Consolidated Results

With the U.S. economy seemingly on better footing, economic activity in Latin America appeared to pick up in the second quarter, underpinning stronger top line growth throughout the region in spite of the financial volatility that resulted from the Fed’s statement in May that it would likely start cutting back on its bond purchases before the end of the year given the resilience of the U.S. economy. This volatility led to major swings in exchange rates that for the most part resulted in a significant strengthening of the U.S. dollar vis-à-vis other currencies with the Mexican peso depreciating 6.7%, the Brazilian real 10.0%, the Colombian peso 4.9%, the Peruvian sol 7.5% and the Chilean peso 6.6% vs. the U.S. dollar.

Consolidated revenues were up 1.6% from the year-earlier quarter to 194.8 billion pesos, bringing to 387.8 billion pesos the total for the year. However, the increase in peso terms underestimates the real revenue growth given the noise generated by the currency movements. In constant peso terms, service revenue growth shot up to 7.8% year-on-year from 4.6% the prior quarter, and total revenues were up 10.0% compared to 6.1% the prior quarter.

The acceleration of service revenue growth was particularly strong in Mexico and in the South American block, rising from -1.6% to 1.0% in Mexico and from 5.0% to 8.5% in South America. In the latter block, the pace of growth picked up very notably in Brazil, Chile and Ecuador, gaining nearly 5 points in Brazil and almost 4 points in Ecuador relative to the first quarter.

The improvements above were mostly driven by the voice segment, with mobile voice recovering sharply from the downturn it observed the prior two quarters with Mexico, Brazil, Chile, Ecuador and Colombia posting significantly better growth figures than they had the prior quarter. Fixed-line voice revenues continued their steady recovery in Brazil.

Second quarter EBITDA, 65.0 billion pesos, was slightly lower than that of the year-earlier quarter in peso terms, -2.1%. At constant exchange rates, however, consolidated EBITDA swung from -2.4% in the first quarter to 5.0% in the second one, supported by the strong top line performance. The EBITDA margin stood at 33.4%, compared to 34.6% a year before.

We obtained an operating profit of 40.6 billion pesos in the quarter bringing the total to 79.2 billion for the first six months. At constant exchange rates it was up 7.3%.

Our comprehensive financing cost totaled 20.8 billion pesos and was 13% higher than that of the year-earlier quarter. As they had the prior year, foreign exchange losses made up most of the cost, reflecting the depreciation of the peso vs. the U.S. dollar and the euro. The depreciation of the various currencies vs. the dollar took place at a time when approximately 30% of the company’s net debt was exposed to hard currencies, the rest ultimately denominated in local currencies, mostly Mexican pesos.

America Movil's Income Statement (IFRS)
Millions of Mexican pesos
	2Q13	2Q12	Var.%	Jan - Jun 13	Jan - Jun 12	Var.%

Net Service Revenues	174,344	175,455	-0.6%	348,867	352,597	-1.1%
Equipment Revenues	20,456	16,284	25.6%	38,892	31,640	22.9%
Total Revenues	194,800	191,739	1.6%	387,760	384,237	0.9%

Cost of Service	58,159	57,126	1.8%	118,411	114,478	3.4%
Cost of Equipment	29,519	26,646	10.8%	57,011	52,342	8.9%
Selling, General & Administrative Expenses	39,963	39,292	1.7%	79,424	78,581	1.1%
Others	2,118	2,248	-5.8%	4,053	3,906	3.8%
Total Costs and Expenses	129,759	125,313	3.5%	258,900	249,307	3.8%

EBITDA	65,042	66,426	-2.1%	128,860	134,930	-4.5%
% of Total Revenues	33.4%	34.6%		33.2%	35.1%

Depreciation & Amortization	24,483	26,348	-7.1%	49,645	51,854	-4.3%

EBIT	40,558	40,078	1.2%	79,215	83,076	-4.6%
% of Total Revenues	20.8%	20.9%		20.4%	21.6%

Net Interest Expense	5,856	4,699	24.6%	10,861	9,221	17.8%
Other Financial Expenses	-8,904	-2,381	-274.0%	2,052	7,746	-73.5%
Foreign Exchange Loss	23,844	16,087	48.2%	6,484	-3,194	303.0%
Comprehensive Financing Cost (Income)	20,796	18,404	13.0%	19,397	13,773	40.8%

Income & Deferred Taxes	6,489	8,374	-22.5%	19,330	23,285	-17.0%
Net Income before Minority Interest and Equity	13,273	13,300	-0.2%	40,488	46,018	-12.0%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates*	971	-77	n.m.	663	-64	n.m.
Minority Interest	-52	-66	21.8%	-87	-265	67.1%
Net Income	14,193	13,157	7.9%	41,064	45,689	-10.1%
n.m. Not meaningful
*Includes results of KPN

Second quarter net income of 14.2 billion pesos was 7.9% higher than that of a year before. It was equivalent to 19 peso cents per share or 31 dollar cents per ADR. Net income per share was up 12.2% from the year-earlier quarter whereas earnings per ADR rose 21.7%.

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos
	Jun '13	Dic '12	Var.%		Jun '13	Dic '12	Var.%

Current Assets				Current Liabilities
Cash & Securities	31,585	45,487	-30.6%	Short Term Debt**	57,433	13,622	321.6%
Accounts Receivable	123,242	122,986	0.2%	Accounts Payable	196,385	189,081	3.9%
Other Current Assets	16,070	11,961	34.4%	Other Current Liabilities	43,496	50,156	-13.3%
Inventories	33,460	28,698	16.6%		297,314	252,859	17.6%
	204,357	209,131	-2.3%

Non Current Assets
Plant & Equipment	486,798	500,434	-2.7%
Investments in Affiliates	84,658	67,288	25.8%	Non Current Liabilities

				Long Term Debt	401,066	404,048	-0.7%
Deferred Assets				Other Non Current Liabilities	70,065	72,849	-3.8%
Goodwill (Net)	98,018	99,706	-1.7%		471,131	476,897	-1.2%
Intangible Assets	41,638	45,196	-7.9%
Deferred Assets	61,526	57,021	7.9%	Shareholder's Equity	208,549	249,020	-16.3%

Total Assets	976,995	978,776	-0.2%	Total Liabilities and Equity	976,995	978,776	-0.2%
** Includes current portion of Long Term Debt

Our net debt ended June at 426.9 billion pesos. It was up 54.7 billion in the first six months of the year contributing to the financing of capital expenditures in the amount of 49.1 billion pesos, share buybacks of 46.2 billion pesos and the acquisition of ownership interests in various companies totaling 16.7 billion pesos.

Financial Debt of América Móvil*
Millions of U.S. Dollars
	Dic-12	Jun-13
Peso denominated debt	6,089	8,956
Bonds and other securities	6,089	6,582
Banks and others	0	2,373
U.S. Dollar - denominated debt	15,721	15,731
Bonds and other securities	15,098	15,098
Banks and others	623	633
Debt denominated in other currencies	10,294	10,079
Bonds and other securities	10,257	9,938
Banks and others	38	141
Total Debt	32,104	34,765
*This chart does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

Mexico

We gained 745 thousand wireless subscribers in the second quarter—24% of them in the postpaid segment—to end June with 72.0 million subscribers. Our postpaid base, 9 million subs, has increased 11.9% from the year before, more than twice as fast as the prepaid base. On the fixed-line platform, we finished the quarter with 22.4 million accesses, having added 92 thousand broadband accesses and lost 10 thousand fixed-voice lines.

Our revenues totaled 69.6 billion pesos and were up 4.7% from the prior year, with wireless revenues accounting for 65.5% of the total. Data revenues were up 17.4% on the mobile platform and 9.3% on the fixed one, as voice revenues continued to decline year-on-year on both networks. MOUs rose 4.1% year-on-year to 277 minutes but the average revenue per minute declined 13.5% to 36 peso cents. It was equivalent to 2.9 dollar-cents per minute, a new low point for airtime prices for voice services.

EBITDA rose 2.3% from the year-earlier quarter to 31.0 billion pesos, even as the EBITDA margin fell by one percentage point to 44.5%.

Telcel continued to make inroads in number portability, having attracted 403 thousand new clients (net) in the quarter. Year-to-date Telcel has gained 629 thousand subscribers through number portability.

Income Statement (IFRS)
Mexico
Millions of MxP
	2Q13	2Q12	Var.%	Jan -	Jan -	Var.%
				Jun 13	Jun 12
Total Revenues	69,569	66,451	4.7%	135,841	132,635	2.4%
Wireless Revenues	45,587	41,786	9.1%	87,926	83,084	5.8%
Service Revenues	36,573	35,325	3.5%	71,888	70,527	1.9%
Equipment Revenues	8,877	6,461	37.4%	15,817	12,569	25.8%

Fixed Line and Other Revenues	26,054	26,173	-0.5%	51,957	52,472	-1.0%

EBITDA	30,955	30,254	2.3%	61,284	61,389	-0.2%
% total revenues	44.5%	45.5%		45.1%	46.3%

EBIT	24,666	24,131	2.2%	48,755	49,152	-0.8%
%	35.5%	36.3%		35.9%	37.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)
	2Q13	2Q12	Var.%
Wireless Subscribers (thousands)	71,965	68,120	5.6%
Postpaid	9,009	8,049	11.9%
Prepaid**	62,956	60,071	4.8%
MOU	277	267	4.1%
ARPU (MxP)	170	175	-2.5%
Churn (%)	3.6%	3.5%	0.1
Revenue Generating Units (RGUs)*	22,381	22,732	-1.5%
* Fixed Line and Broadband
** The annual comparison is affected by the change in churn policy effective as of December 2011.

Argentina, Paraguay and Uruguay

Altogether, our operations in Argentina, Paraguay and Uruguay had 21.5 million wireless subscribers after net additions of 137 thousand in the second quarter. We also had 486 thousand RGUs, which increased 31.6% year-on- year.

Second quarter revenues were up 20.3% to 4.2 billion Argentinean pesos. Wireless service revenue rose 13.7% driven by data revenues that now represent 40.6% of service revenues. Fixed-line revenues were 25.6% higher than those of 2012 although they only represent 6.4% of total revenues. Voice revenues on both platforms picked up substantially in the quarter relative to the first quarter.

Our EBITDA of 1.4 billion Argentinean pesos was up 12.5% from the year-earlier quarter. The EBITDA margin of the quarter stood at 33.2% of revenues.

We maintain a positive balance from Mobile Number Portability in both Argentina and Paraguay.

Income Statement (IFRS)
Argentina, Paraguay & Uruguay
Millions of ARP
	2Q13	2Q12	Var.%	Jan -	Jan -	Var.%
				Jun 13	Jun 12
Total Revenues	4,196	3,487	20.3%	8,155	6,951	17.3%
Wireless Revenues	3,957	3,293	20.1%	7,686	6,568	17.0%
Service Revenues	3,295	2,899	13.7%	6,509	5,778	12.6%
Equipment Revenues	650	394	65.1%	1,163	783	48.5%

Fixed Line and Other Revenues	267	213	25.6%	521	413	25.9%

EBITDA	1,394	1,239	12.5%	2,724	2,528	7.8%
% total revenues	33.2%	35.5%		33.4%	36.4%

EBIT	1,114	1,022	8.9%	2,187	2,093	4.5%
%	26.5%	29.3%		26.8%	30.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Uruguay & Paraguay Operating Data (IFRS)
	2Q13	2Q12	Var.%
Wireless Subscribers (thousands)	21,529	21,355	0.8%
Postpaid	2,952	2,791	5.8%
Prepaid	18,576	18,564	0.1%
MOU	140	142	-1.6%
ARPU (ARP)	51	46	11.9%
Churn (%)	2.0%	2.2%	(0.2)
Revenue Generating Units (RGUs)	486	369	31.6%
* Fixed Line, Broadband and Pay TV

Brazil

We ended June with 66.5 million wireless subscribers, 5.6%more than a year before. Our postpaid subscriber base rose 8.3% over the prior year to 13.7 million, having added 291 thousand new clients in the quarter. Fixed-RGUs went up 17.0% to 30.8 million at the end of June led by PayTV and broadband services, which increased by more than 20% year-on-year. Over half of our RGU net additions, 55%, came in the form of triple-play packages.

Second quarter revenues increased 8.0% year-on-year to 8.1 billion reais, with fixed-line revenues representing 64.1% of the total. Service revenue growth accelerated sharply from 2.8% in the first quarter to 7.6% in the second one. This improvement was broad based and touched every single business line, but for the most part reflected marked improvements in voice revenues on both platforms. Pay-TV revenues led the way rising 22.0% year-on-year, followed by mobile data revenues that increased 17.8%.

Our second quarter EBITDA of 1.9 billion reais was 2.7% higher than that of the prior year, which represents a five point swing from the previous quarter when it had declined 3.2% year-on-year. The margin for the period stood at 23.3% of revenues, 1.2 percentage points lower than a year before.

We have gained more than 140 thousand clients year-to-date from Mobile Number Portability and have continued to deploy 4G-LTE infrastructure in Brazil to strengthen further our mobile broadband capabilities.

Income Statement (IFRS)
Brazil
Millions of BrL
	2Q13	2Q12	Var.%	Jan -	Jan -	Var.%
				Jun 13	Jun 12
Total Revenues	8,145	7,540	8.0%	16,034	15,201	5.5%
Wireless Revenues	3,210	3,137	2.3%	6,358	6,392	-0.5%
Service Revenues	2,939	2,914	0.9%	5,875	5,971	-1.6%
Equipment Revenues	267	223	19.8%	478	416	14.7%

Fixed Line and Other Revenues	5,219	4,741	10.1%	10,299	9,514	8.2%

EBITDA	1,899	1,849	2.7%	3,838	3,853	-0.4%
% total revenues	23.3%	24.5%		23.9%	25.3%

EBIT	417	401	3.9%	862	1,022	-15.6%
%	5.1%	5.3%		5.4%	6.7%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)
	2Q13	2Q12	Var.%
Wireless Subscribers (thousands)	66,472	62,966	5.6%
Postpaid	13,707	12,662	8.3%
Prepaid	52,765	50,304	4.9%
MOU	119	107	11.7%
ARPU (BrL)	15	16	-5.3%
Churn (%)	3.5%	3.9%	(0.4)
Revenue Generating Units (RGUs)*	30,757	26,287	17.0%
* Fixed Line, Broadband and Television

Colombia

Our wireless subscriber base ended June with 27.8 million after adding 144 thousand new clients in the second quarter. The postpaid segment rose 9.5% year-on-year to 5.5 million clients. Our fixed RGUs totaled 4.5 million at the end of the quarter, 15.6% more than a year before. Our broadband service keeps on expanding rapidly: we connected 71 thousand high-speed accesses in the quarter and recorded a 27.1% annual increase in our base.

We obtained revenues of 2.7 trillion Colombian pesos in the period, which is 9.4% more than in the year-earlier quarter. Wireless service revenues rose 5.4% year on year—up from 3.9% the prior quarter—driven by wireless data revenues that expanded 25.0%. Wireless voice revenues for the period remained flat in spite of the implementation of asymmetric termination rates in February 2013. Fixed line revenues were 15.7% above last year’s. The latter accounted for just under 20% of our total revenues.

EBITDA for the quarter was 1.3 trillion Colombian pesos representing an annual increase of 11.3%. The margin, 49.0%, is 80 basis points higher than in the second quarter of 2012

In June, we were awarded in an auction the right to use 30 MHz of spectrum in the 2.5MHz band. This spectrum will be utilized for 4G-LTE services throughout the country.

Income Statement (IFRS)
Colombia
Billions of COP
	2Q13	2Q12	Var.%	Jan -	Jan -	Var.%
				Jun 13	Jun 12
Total Revenues	2,677	2,447	9.4%	5,245	4,847	8.2%
Wireless Revenues	2,153	1,989	8.3%	4,214	3,945	6.8%
Service Revenues	1,829	1,735	5.4%	3,631	3,470	4.6%
Equipment Revenues	310	223	39.3%	564	440	28.2%

Fixed Line and Other Revenues	513	444	15.7%	1,010	871	15.9%

EBITDA	1,311	1,179	11.3%	2,399	2,308	3.9%
% total revenues	49.0%	48.2%		45.7%	47.6%

EBIT	982	838	17.1%	1,740	1,650	5.5%
%	36.7%	34.3%		33.2%	34.0%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)
	2Q13	2Q12	Var.%
Wireless Subscribers (thousands)	27,805	29,375	-5.3%
Postpaid	5,519	5,041	9.5%
Prepaid**	22,286	24,335	-8.4%
MOU	218	231	-5.4%
ARPU (CoP)	22,010	19,908	10.6%
Churn (%)	3.6%	4.2%	(0.6)
Revenue Generating Units (RGUs)*	4,497	3,891	15.6%
* Fixed Line, Broadband and Television
** The annual comparison is affected by the change in churn policy effective as of December 2011.

Chile

We had 6.3 million wireless subscribers at the end of June—9.4% more than a year before—after allowing for the disconnection in the second quarter of 100 thousand users. Postpaid net additions were more than twice as many as those of the second quarter of 2012 and the subscriber base of that segment was up 10.6% year-on-year. Fixed RGUs totaled 1.2 million at the end of the quarter, having risen 10.8% over the year.

Our revenues amounted to 194.4 billion Chilean pesos, 10.2% more than in the year-earlier quarter. Wireless service revenues increased 8.7% on the back of data revenues that shot-up 40.6% and that now represent a fourth of our service revenues. Wireless voice revenues were up 1.2% in spite of the reduction in the average price per minute that resulted from new regulatory measures implemented at the end of March. Fixed-line revenues, which account for 28.8% of the total, were up 7.4% year-on-year as triple play packages proved to be popular.

EBITDA for the quarter was down to 8.7 billion Chilean pesos or 4.5% of revenues. The decline in EBITDA is linked on the one side to the growth of postpaid—around 90% of our additions are getting smartphones with data plans—and, to a lesser extent, to the changes in traffic brought about by the new pricing rules in Chile.

We were the first carrier to launch 4G-LTE services in the country. At the end of 2013, we will have coverage in the 5 largest cities where more than 70% of the population is concentrated. We continue to gain clients from Mobile Number Portability.

Income Statement (IFRS)
Chile
Millions of ChP
	2Q13	2Q12	Var.%	Jan -	Jan -	Var.%
				Jun 13	Jun 12
Total Revenues	194,377	176,314	10.2%	379,235	342,146	10.8%
Wireless Revenues	140,848	126,893	11.0%	275,847	244,651	12.8%
Service Revenues	113,981	104,890	8.7%	224,764	208,570	7.8%
Equipment Revenues	26,874	22,194	21.1%	51,049	36,465	40.0%

Fixed Line and Other Revenues	56,008	52,163	7.4%	108,415	103,186	5.1%

EBITDA	8,685	15,827	-45.1%	15,459	28,568	-45.9%
% total revenues	4.5%	9.0%		4.1%	8.3%

EBIT	-36,026	-23,264	-54.9%	-72,170	-44,979	-60.5%
%	-18.5%	-13.2%		-19.0%	-13.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)
	2Q13	2Q12	Var.%
Wireless Subscribers (thousands)	6,275	5,734	9.4%
Postpaid	1,236	1,117	10.6%
Prepaid	5,039	4,616	9.2%
MOU	215	216	-0.6%
ARPU (ChP)	5,967	6,139	-2.8%
Churn (%)	4.3%	4.8%	(0.5)
Revenue Generating Units (RGUs)*	1,155	1,042	10.8%
* Fixed Line and Broadband and Television

Ecuador

We finished June with 11.7 million wireless subscribers after one-time disconnections of 307 thousand that resulted from adjustments in our churn policy. The postpaid segment added 76 thousand new clients bringing the base to 2.2 million, an increase of 20.3% from the prior year.  RGUs shot up 35.4% year-on-year to 277 thousand accesses.

Our second quarter revenues rose 12.9% to 432 million dollars. Wireless service revenues expanded 10.4% on account of a 40.7% jump in data revenues. Data revenues—which already represent 36.4% of service revenues—have been accelerating every one of the last four quarters. Revenues on the fixed-line front increased 28.0% over the year.

The quarter’s EBITDA was up 8.0% to 194 million dollars. The margin, 44.9%, was down two percentage points relative to that of 2012 due to subscriber acquisition costs associated with our efforts to grow the postpaid segment more rapidly.

Income Statement (IFRS)
Ecuador
Millions of Dollars
	2Q13	2Q12	Var.%	Jan -	Jan -	Var.%
				Jun 13	Jun 12
Total Revenues	432	383	12.9%	844	764	10.4%
Wireless Revenues	420	373	12.6%	820	746	9.9%
Service Revenues	355	322	10.4%	698	645	8.2%
Equipment Revenues	65	52	26.3%	122	100	21.7%

Fixed Line and Other Revenues	14	11	28.0%	28	21	29.5%

EBITDA	194	180	8.0%	388.346	363	7.1%
% total revenues	44.9%	46.9%		46.0%	47.5%

EBIT	149	137	8.4%	298	279	6.7%
%	34.4%	35.8%		35.3%	36.5%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)
	2Q13	2Q12	Var.%
Wireless Subscribers (thousands)	11,700	11,293	3.6%
Postpaid	2,197	1,826	20.3%
Prepaid**	9,503	9,468	0.4%
MOU	157	159	-1.7%
ARPU (US$)	10	10	4.1%
Churn (%)	3.6%	2.5%	1.2
Revenue Generating Units (RGUs)*	277	204	35.4%
* Fixed Line, Broadband and Television
** The annual comparison is affected by the change in churn policy effective as of December 2011.

Peru

Our wireless subscriber base went down to 11.2 million at the end of June after one-time disconnections of 1.9 million wireless clients in the quarter as a result of changes in our churn policy. The postpaid subscriber base soared 38.7% year-on-year. On the fixed-line platform we had a total of 931 thousand RGUs, 18.6% more than the prior year.

Revenues of 1.2 billion soles were 12.8% higher than those of the second quarter of 2012. Wireless service revenue growth was buoyed by a 29.9% increase in wireless data—which now represents 28.1% of service revenues—and from voice revenues that rose 7.1% in spite of a 10% decline in the average price per minute. Fixed line revenues were up 18.8% over the year. They now account for 12% of total revenues in Peru.

The quarter’s EBITDA of 446 million soles was 1.7% above last year’s. The EBITDA margin stood at 37.9% of revenues. The four-point decline in the margin is a consequence of the costs building up our postpaid subscriber base, which has entailed providing subsidies on smartphones.

Claro continues to benefit from Mobile Number Portability.

Income Statement (IFRS)
Perú
Millones de Soles
	2Q13	2Q12	Var.%	Jan -	Jan -	Var.%
				Jun 13	Jun 12
Total Revenues	1,178	1,045	12.8%	2,319	2,057	12.7%
Wireless Revenues	1,035	924	12.0%	2,038	1,821	11.9%
Service Revenues	884	785	12.7%	1,760	1,558	13.0%
Equipment Revenues	146	136	7.5%	268	257	4.2%

Fixed Line and Other Revenues	143	120	18.8%	281	237	18.7%

EBITDA	446	439	1.7%	927	860	7.8%
% total revenues	37.9%	42.0%		40.0%	41.8%

EBIT	313	320	-2.1%	652	627	4.0%
%	26.6%	30.6%		28.1%	30.5%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)
	2Q13	2Q12	Var.%
Wireless Subscribers (thousands)	11,212	12,018	-6.7%
Postpaid	3,085	2,224	38.7%
Prepaid	8,127	9,794	-17.0%
MOU	118	102	15.1%
ARPU (Sol)	24	22	9.2%
Churn (%)	9.2%	3.3%	5.9
Revenue Generating Units (RGUs)*	931	785	18.6%
* Fixed Line, Broadband and Television

Central America and the Caribbean

Our combined wireless subscriber base topped 22 million at the end of June, after adding 466 thousand new clients in the second quarter. It was up 12.3% compared with the same period of 2012, but the postpaid segment grew at a faster pace: 16.4%. We also had 6.3 million RGUs, 6.7% more than a year before.

Our revenues reached 968 million dollars in the second quarter and were 1.5% higher than in the prior year. Wireless service revenues increased 5.3% on an annual basis driven by the 22.8% hike in data revenues. Fixed-line revenues declined 1.7% as a result of the deterioration of voice services and the continued fixed-to-mobile substitution. Fixed-data revenue growth has improved each one of the last four quarters and now totals 6.2%, while Pay TV revenue growth hit a new peak at 18.4%.

EBITDA of 312 million dollars exceeded by 17.2% that of the second quarter of 2012. The margin for the period climbed nearly five percentage points to 32.3%.

Income Statement (IFRS)
Central America and The Caribbean
Millions of Dollars
	2Q13	2Q12	Var.%	Jan -	Jan -	Var.%
				Jun 13	Jun 12
Total Revenues	968	954	1.5%	1,922	1,906	0.9%
Wireless Revenues	574	546	5.1%	1,130	1,091	3.6%
Service Revenues	531	504	5.3%	1,049	1,006	4.3%
Equipment Revenues	43	42	2.5%	81	84	-4.5%

Fixed Line and Other Revenues	406	413	-1.7%	803	825	-2.7%

EBITDA	312	266	17.2%	640	547	16.9%
% total revenues	32.3%	27.9%		33.3%	28.7%

EBIT	53	-41	229.8%	122	-22	n.m.
%	5.5%	-4.3%		6.4%	-1.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America and the Caribbean Operating Data (IFRS)
	2Q13	2Q12	Var.%
Wireless Subscribers (thousands)	22,046	19,631	12.3%
Postpaid	3,038	2,611	16.4%
Prepaid	19,008	17,020	11.7%
MOU	193	204	-5.5%
ARPU (US$)	8	9	-7.0%
Churn (%)	3.8%	3.3%	0.5
Revenue Generating Units (RGUs)*	6,315	5,918	6.7%
* Fixed Line, Broadband and Television

United States

We had 23 million subscribers at the end of June, 8.0% more than a year before, even after we disconnected 192 thousand clients in the second quarter as a consequence of changes of the commercial conditions of certain plans.

Revenues rose 37.3% year-on-year to 1.5 billion dollars, as service revenues expanded 35.6% buoyed by data revenues that increased 66.2%: they now represent 42% of our service revenues. Service revenue growth has kept on accelerating every one of the last four quarters. ARPUs rose 19.2% and traffic per subscriber jumped 29.1% to 532 minutes per month.

The quarter’s EBITDA of 156 million dollars was up 11.5% year-over-year. It was equivalent to 10.4% of revenues.

Income Statement (IFRS)
United States
Millions of Dollars
	2Q13	2Q12	Var.%	Jan -	Jan -	Var.%
				Jun 13	Jun 12
Total Revenues	1,491	1,086	37.3%	3,005	2,168	38.6%
Service Revenues	1,334	984	35.6%	2,618	1,954	33.9%
Equipment Revenues	157	102	54.4%	387	214	80.7%

EBITDA	156	139	11.5%	224	279	-19.9%
% total revenues	10.4%	12.8%		7.4%	12.9%

EBIT	146	132	10.8%	205	264	-22.2%
%	9.8%	12.1%		6.8%	12.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

United States Operating Data (IFRS)
	2Q13	2Q12	Var.%
Wireless Subscribers (thousands)	23,038	21,337	8.0%
MOU	532	412	29.1%
ARPU (US$)	19	16	19.2%
Churn (%)	4.1%	4.1%	(0.0)

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM- Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin – The ratio of EBITDA to total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services.  It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period.  It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	2Q13	2Q12	Var.%	Jan - Jun 13	Jan - Jun 12	Var.%

Mexico
EoP	13.19	13.67	-3.5%	13.19	13.67	-3.5%
Average	12.46	13.52	-7.8%	12.56	13.27	-5.3%

Brazil
EoP	2.22	2.02	9.6%	2.22	2.02	9.6%
Average	2.07	1.96	5.4%	2.03	1.87	9.0%

Argentina
EoP	5.39	4.53	19.0%	5.39	4.53	19.0%
Average	5.24	4.45	17.8%	5.13	4.40	16.7%

Chile
EoP	504	502	0.4%	504	502	0.4%
Average	485	496	-2.3%	479	493	-2.9%

Colombia
EoP	1,923	1,806	6.5%	1,923	1,806	6.5%
Average	1,862	1,786	4.2%	1,827	1,794	1.8%

Guatemala
EoP	7.83	7.85	-0.2%	7.83	7.85	-0.2%
Average	7.80	7.79	0.1%	7.82	7.78	0.5%

Honduras
EoP	20.56	19.63	4.8%	20.56	19.63	4.8%
Average	20.44	19.51	4.8%	20.33	19.40	4.8%

Nicaragua
EoP	24.71	23.54	5.0%	24.71	23.54	5.0%
Average	24.57	23.40	5.0%	24.42	23.25	5.0%

Costa Rica
EoP	505	504	0.3%	505	504	0.3%
Average	505	509	-0.9%	505	512	-1.3%

Peru
EoP	2.78	2.67	4.2%	2.78	2.67	4.2%
Average	2.66	2.67	-0.1%	2.62	2.67	-2.1%

Paraguay
EoP	4,477	4,529	-1.1%	4,477	4,529	-1.1%
Average	4,216	4,401	-4.2%	4,145	4,423	-6.3%

Uruguay
EoP	20.57	21.92	-6.2%	20.57	21.92	-6.2%
Average	19.62	20.53	-4.4%	19.38	20.03	-3.2%

Dominican Republic
EoP	41.96	39.15	7.2%	41.96	39.15	7.2%
Average	41.34	39.12	5.7%	41.14	38.80	6.0%

Exchange Rates Local Currency units per Mexican Peso
	2Q13	2Q12	Var.%	Jan - Jun 13	Jan - Jun 12	Var.%

USA
EoP	0.08	0.07	3.6%	0.08	0.07	3.6%
Average	0.08	0.07	8.5%	0.08	0.08	5.6%

Brazil
EoP	0.17	0.15	13.6%	0.17	0.15	13.6%
Average	0.17	0.15	14.4%	0.16	0.14	15.1%

Argentina
EoP	0.41	0.33	23.3%	0.41	0.33	23.3%
Average	0.42	0.33	27.8%	0.41	0.33	23.2%

Chile
EoP	38.2	36.7	4.0%	38.2	36.7	4.0%
Average	38.9	36.7	6.0%	38.1	37.1	2.6%

Colombia
EoP	145.8	132.1	10.3%	145.8	132.1	10.3%
Average	149.5	132.2	13.1%	145.4	135.2	7.6%

Guatemala
EoP	0.59	0.57	3.4%	0.59	0.57	3.4%
Average	0.63	0.58	8.6%	0.62	0.59	6.2%

Honduras
EoP	1.56	1.44	8.5%	1.56	1.44	8.5%
Average	1.64	1.44	13.7%	1.62	1.46	10.7%

Nicaragua
EoP	1.87	1.72	8.8%	1.87	1.72	8.8%
Average	1.97	1.73	13.9%	1.94	1.75	10.9%

Costa Rica
EoP	38.3	36.9	3.9%	38.3	36.9	3.9%
Average	40.5	37.7	7.6%	40.2	38.6	4.2%

Peru
EoP	0.21	0.20	8.0%	0.21	0.20	8.0%
Average	0.21	0.20	8.4%	0.21	0.20	3.5%

Paraguay
EoP	339.5	331.4	2.4%	339.5	331.4	2.4%
Average	338.4	325.6	3.9%	330.1	333.4	-1.0%

Uruguay
EoP	1.56	1.60	-2.8%	1.56	1.60	-2.8%
Average	1.58	1.52	3.7%	1.54	1.51	2.2%

Dominican
EoP	3.18	2.86	11.1%	3.18	2.86	11.1%
Average	3.32	2.89	14.6%	3.28	2.92	12.0%

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 26, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact